July 29, 2005

VIA EDGAR

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

CF/AD1

100 F Street, NE

Washington D.C.  20549-6014

Dear Mr. Riedler:

In connection with the filing of Amendment No. 4 to its Registration Statement on Form S-1 (Registration No. 333-124264) filed on the date hereof (“Amendment No. 4”) and its request for acceleration of the effective date thereof, MWI Veterinary Supply, Inc. (“the Company”) hereby acknowledges that

•                 should the Commission or the staff, acting pursuant to delegated authority, declare Amendment No. 4 effective, it does not foreclose the Commission from taking any action with respect to Amendment No. 4;

•                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring Amendment No. 4 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures contained in Amendment No. 4; and

•                 the Company may not assert the declaration by the Commission or the staff of Amendment No. 4 as effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MWI VETERINARY SUPPLY, INC.

By:	/s/ James F. Cleary, Jr.
	Name:	James F. Cleary, Jr.
	Title:	President and Chief Executive Officer